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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002 and the Registration Statement on Form F-10 of The Toronto-Dominion Bank dated December 16, 2002.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: January 19, 2004
	By:	/s/ NORIE C. CAMPBELL Name: Norie C. Campbell Title: Vice President, Corporate Governance, Legal

TD Bank Financial Group and E*TRADE terminate discussions

TORONTO, Jan. 18 — TD Bank Financial Group and E(*)TRADE FINANCIAL Corporation jointly announce that they have mutually agreed to terminate discussions that could have led to a possible transaction. Both companies agree that while there were potential benefits to concluding a transaction that merited serious discussion, they were unable to arrive at mutually agreeable terms.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and Wholesale Banking, including TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$274 billion in assets, as of October 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

About E(*)TRADE FINANCIAL

The E(*)TRADE FINANCIAL family of companies provide financial services including brokerage, banking and lending for retail, corporate and institutional customers. Securities products and services are offered by E(*)TRADE Securities LLC (Member NASD/SIPC). Bank and lending products and services are offered by E(*)TRADE Bank, a Federal savings bank, Member FDIC, or its subsidiaries.

For further information:
Dianne Salt, TD Bank Financial Group, (416) 308-6807, dianne.salt@td.com;

Pam Erickson, E*TRADE FINANCIAL Corporation, (617) 236-6080, pam.erickson@etrade.com

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FORM 6-K SIGNATURES